Mail Stop 3561

December 20, 2007

Via Fax & U.S. Mail

Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245

> **Re: Mattel, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 001-05647**

Dear Mr. Farr:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief